UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Kun Run Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

04530W 20 9

(CUSIP Number)

OrbiMed Asia GP, L.P.

OrbiMed Advisors Limited

767 Third Avenue

New York, NY 10017

Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons OrbiMed Asia GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,228,758 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,228,758 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,228,758 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Comprised of 5,228,758 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock of the Issuer on a 1:1 basis.

(2) The percentage reflects the percentage of the issued and outstanding Common Stock of the Issuer, assuming conversion of the shares of Series A Convertible Preferred Stock into shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons OrbiMed Advisors Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,228,758 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,228,758 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,228,758 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Comprised of 5,228,758 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock of the Issuer on a 1:1 basis.

(2) The percentage reflects the percentage of the issued and outstanding Common Stock of the Issuer, assuming conversion of the shares of Series A Convertible Preferred Stock into shares of Common Stock.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Series A Preferred Stock, par value $0.001 (the “Shares”), and underlying common stock, par value $0.001, into which the Shares are currently convertible on a 1:1 basis (the “Common Stock”) of Kun Run Biotechnology, Inc. (the “Issuer”), a Nevada company with its principal executive offices located at Free Trade Zone, 168 Nanhai Avenue, Haikou City, Hainan Province, China 570216.

Item 2.	Identity and Background

(a)  This Statement is being filed by OrbiMed Asia GP, L.P. (“OrbiMed Asia”) and OrbiMed Advisors Limited (“OrbiMed Limited”) (collectively, the “Reporting Persons”).

(b) — (c)  OrbiMed Asia, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership which holds Shares and warrants exercisable for Shares (the “Warrants”) of the Issuer, as more particularly described in Item 6 below.  OrbiMed Asia has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of OrbiMed Asia, as more particularly described in Item 6 below.  OrbiMed Limited has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

The directors and executive officers of OrbiMed Limited and the sole general partner of OrbiMed Asia are set forth on Schedules I and II, respectively, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) — (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 30, 2010, pursuant to its authority under the limited partnership agreement of Caduceus Asia Partners, LP (“Caduceus Asia”), as more particularly referred to in Item 6 below, OrbiMed Asia, as the sole general partner of Caduceus Asia, caused Caduceus Asia to purchase 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares using Caduceus Asia’s working capital in the aggregate amount of US $8,000,000.  Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of Caduceus Asia.

On September 3, 2010, Caduceus Asia and the Issuer entered into a Redemption Agreement, under the terms of which the Issuer agreed to redeem all 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares from Caduceus Asia for a cash consideration of an amount of US $9,000,000. Under the terms of the Redemption Agreement, the redemption becomes effective with respect to all 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares when the full amount of the cash consideration has been paid. On September 3, 2010, Caduceus Asia and the Issuer additionally entered into a Repayment Agreement which, among other things, provides for payment of such redemption price over time, with the final payment scheduled to occur in December 2010, and provides for additional interest payable by the Issuer to Caduceus Asia of US $250,000.

None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer during the past 60 days.

Item 4.	Purpose of Transaction

As described more fully in Item 3 above, this statement relates to the proposed redemption by the Issuer of Shares from the Reporting Persons.  The Shares acquired by the Reporting Persons were acquired and continue to be held for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of Caduceus Asia.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.

The Issuer, Caduceus and Mr. Xueyun Cui, the majority stockholder of the Issuer (the “Key Stockholder”), entered into a Voting Agreement dated April 28, 2010 under the terms of which the Key Stockholder agreed to vote, or cause to be voted, at any meeting of stockholders of the Issuer or act by written consent of stockholders in lieu of a meeting, all shares of capital stock of the Issuer owned by the Key Stockholder in favor of, amongst other actions, the election to the Board of Directors of the Issuer (the “Board of Directors”) of one person designated by Caduceus Asia, who was initially Dr. Nancy T. Chang, and one independent member of the Board of Directors, so long as Caduceus Asia holds at least five percent of the Issuer’s outstanding shares of Common Stock on an as-converted basis.  Dr. Chang is an employee of an affiliate of OrbiMed Limited.  On September 3, 2010, in connection with the proposed redemption by the Issuer of all 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares from Caduceus Asia, Dr. Chang resigned from the position of director of the Issuer.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b)  As of the date of this filing, OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus Asia and issuable upon exercise of the Warrants, as described in Item 3 above.  Based upon information contained in the most recent available filing by the Issuer with the Securities and Exchange Commission, and assuming conversion of the Shares into Common Stock and excluding the Shares issuable upon exercise of the Warrants, such Shares constitute approximately 17.3% of the issued and outstanding Common Stock on an as-converted basis.  As described in Items 2 and 3 above, OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the Shares held by Caduceus Asia described in Item 3 and such power is exercised through OrbiMed Limited. OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Samuel D. Isaly, Carl L. Gordon, Dr. Chang, Jonathan J. Wang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by Caduceus Asia, except to the extent of their pecuniary interest therein. As a result, OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus Asia and to share power to direct the vote and the disposition of the Shares held by Caduceus Asia.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the agreements between Caduceus and the Issuer described more fully in Item 3 above and the relationships between the Reporting Persons described in Item 5 above, OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia. OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. OrbiMed Limited established the Committee by written resolutions adopted on July 28, 2010.  Pursuant to these agreements, resolutions and relationships, OrbiMed Asia has discretionary investment management authority with respect to the assets of Caduceus Asia and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus Asia. The number of outstanding Shares of the Issuer attributable to Caduceus Asia is 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares. OrbiMed Asia, as the sole general partner of Caduceus Asia, may be considered to hold indirectly 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares, and OrbiMed Limited, as the sole general partner of OrbiMed Asia, may be considered to hold indirectly 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Material to be Filed as Exhibits
A. Joint Filing Agreement dated as of October 18, 2010, by and between OrbiMed Asia GP, L.P. and OrbiMed Advisors Limited

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2010

OrbiMed Asia GP, L.P.

	By:	OrbiMed Advisors Limited,
its general partner

	By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Director

OrbiMed Advisors Limited

	By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors Limited are set forth below.  Unless otherwise noted, each of these persons is a United States citizen and has a business address at 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Director	Director OrbiMed Advisors Limited
Michael B. Sheffery	Director	Director OrbiMed Advisors Limited
Carl L. Gordon	Director	Director OrbiMed Advisors Limited
Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors Limited
Jonathan T. Silverstein	Director	Director OrbiMed Advisors Limited
W. Carter Neild	Director	Director OrbiMed Advisors Limited
Geoffrey C. Hsu	Director	Director OrbiMed Advisors Limited
Nancy T. Chang	Director	Director OrbiMed Advisors Limited
Jonathan J. Wang	Director	Director OrbiMed Advisors Limited
Sunny Sharma	Director	Director OrbiMed Advisors Limited
Alexander M. Cooper	Director	Director OrbiMed Advisors Limited
Eric A. Bittelman	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors Limited

Schedule II

The business and operations of OrbiMed Asia GP, L.P. are managed by the executive officers and directors of its sole general partner, OrbiMed Advisors Limited, set forth on Schedule I hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement dated as of October 18, 2010, by and between OrbiMed Asia GP, L.P. and OrbiMed Advisors Limited	A-1

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated October 18, 2010 (the “Schedule 13D”), with respect to the Series A Convertible Preferred Stock, $0.001 par value per share, of Kun Run Biotechnology, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 18th day of October, 2010.

OrbiMed Asia GP, L.P.

By:	OrbiMed Advisors Limited,
its general partner

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Director

OrbiMed Advisors Limited

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Director

A-1